Exhibit 99.2

UNITED UTILITIES PLC

10 JULY 2006

We received a notification today from Barclays PLC notifying of its interest as at 5 July 2006, through the registered holders listed below, in 49,158,630 ordinary shares in United Utilities PLC amounting to 5.61 per cent of the issued share capital.

BANK OF IRELAND	426353	374,173
BANK OF NEW YORK		61,133
BARCLAYS CAPITAL NOMINEES LIMITED		110,000
BARCLAYS CAPITAL NOMINEES LIMITED		758,248
BARCLAYS CAPITAL NOMINEES LIMITED		26,874,090
Barclays Capital Securities Ltd		4,800
Barclays Global Investors Canada		62,264
Barclays Trust Co & Others		2,520
BARCLAYS TRUST CO AS EXEC/ADM	C 000000000000000000	2,185
Barclays Trust Co DMC69	C 000000000000000000	7,000
Barclays Trust Co E99	C 000000000000000000	1,150
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69	C 000000000000000000	36,267
CHASE NOMINEES LTD	16376	427,222
CHASE NOMINEES LTD	28270	279,691
Clydesdale Nominees HGBO125	69447801	80,000
Gerrard Nominees Limited	633484	2,644
Gerrard Nominees Limited	660758	5,000
Greig Middleton Nominees Limited	(GM 1)	278,808
INVESTORS BANK AND TRUST CO		24,914
.INVESTORS BANK AND TRUST CO.		194,877
INVESTORS BANK AND TRUST CO.		148,436
INVESTORS BANK AND TRUST CO.		6,251
INVESTORS BANK AND TRUST CO.		13,811
INVESTORS BANK AND TRUST CO.		131,766
INVESTORS BANK AND TRUST CO.		267,757
INVESTORS BANK AND TRUST CO.		50,428
INVESTORS BANK AND TRUST CO.		2,241,120
INVESTORS BANK AND TRUST CO		871,983
INVESTORS BANK AND TRUST CO.		4,398,172
INVESTORS BANK AND TRUST CO.		80,597
JP MORGAN (BGI CUSTODY)	16331	210,818
JP MORGAN (BGI CUSTODY)	16338	52,325
JP MORGAN (BGI CUSTODY)	16341	480,998
JP MORGAN (BGI CUSTODY)	16342	111,038
JP MORGAN (BGI CUSTODY)	16400	7,087,631
JP MORGAN (BGI CUSTODY)	17011	14,787
JP MORGAN (BGI CUSTODY)	18409	671,291
JPMORGAN CHASE BANK		28,804
JPMorgan Chase Bank		53,368
JPMorgan Chase Bank		4,195
JPMorgan Chase Bank		9,153
JPMorgan Chase Bank		126,086
JPMorgan Chase Bank		471,290
JPMorgan Chase Bank		93,384
JPMorgan Chase Bank		117,341
JPMorgan Chase Bank		86,326
JPMorgan Chase Bank		42,959
JPMorgan Chase Bank		22,475
JPMorgan Chase Bank		7,317
JPMorgan Chase Bank		6,711
JPMORGAN CHASE BANK		78,037
Mellon Trust – US CUSTODIAN		34,423
Mitsui Asset		14,190
R C Greig Nominees Limited		654,955
R C Greig Nominees Limited	a/c AK1	177,818
R C Greig Nominees Limited	a/c BL1	50,814
R C Greig Nominees Limited	a/c CM1	25,382
R C Greig Nominees Limited	GP1	114,181
R C Greig Nominees Limited	SAl	49,609
R C Greig Nominees Limited	SAl 355918	1,742
Reflex Nominees Limited		349
Reflex Nominees Limited		1,236
STATE STREET BOSTON		450,425
Trust & Custody Services Bank		699
Trust & Custody Services Bank		8,466
TOTAL		49,158,630

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.